Exhibit 19.1
Securities Trading Policy

Executive Summary
Seagate is dedicated to compliance with applicable rules and regulations. This Securities Trading Policy (this Policy) provides guidelines and procedures to help you comply with the federal and state securities laws and regulations that govern trading in securities and to help the Company minimize its own legal and reputational risk. The laws and this Policy apply to everyone, so it is the responsibility of each individual to act in a manner consistent with this Policy and the law.

Content
1.PURPOSE OF THE SECURITIES TRADING POLICY
Seagate Technology Holdings plc (including its subsidiaries, Seagate or the Company) has adopted this Securities Trading Policy (this Policy) to promote compliance with laws prohibiting individuals who are aware of Material Nonpublic Information (defined below) from (i) trading in securities or (ii) providing Material Nonpublic Information to other individuals who may trade on the basis of that information.
This Policy applies to all (i) Seagate employees, consultants, independent contractors, and members of the Board of Directors (Directors), as well as Family Members (defined below) (collectively, Insiders) and (ii) trading involving Seagate securities or the securities of other companies about which you possess Material Nonpublic Information obtained through your employment or engagement with Seagate or the other company. It is also Seagate's policy that any trades by Seagate will comply with applicable law, including laws with respect to insider trading.
You are responsible for making sure that your Family Members also comply with this Policy and do not trade on any Material Nonpublic Information.
It is your responsibility to understand and follow this Policy. Insider trading is illegal and a violation of this Policy. In addition to your own liability for insider trading, including potential dismissal, Seagate, as well as individual directors, officers and other supervisory personnel, could face liability. Even the appearance of insider trading can lead to government investigations or lawsuits that are time-consuming, expensive and can lead to criminal and civil liability, including damages and fines, imprisonment and bars on serving as an officer or director of a public company, not to mention irreparable damage to both your and Seagate’s reputation.
2.DEFINITIONS
A.Compliance Officers: The Chief Legal Officer and the Chief Financial Officer. Contact details may be found at https://my.seagate.com/myseagate. The Compliance Officers may appoint one or more designees to assist them in carrying out their responsibilities under this Policy.
B.Family Members: Members of your immediate family, individuals you share a home with, individuals that are your economic dependents, and any other individuals or entities whose transactions in securities you influence, direct or control. Some examples of Family Members are parents, siblings, or children, regardless of whether they live with you; any venture or other investment fund that you influence, direct or control; or anyone who consults with you before they trade.
C.Management Insiders: Section 16 Insiders and Designated Insiders (each defined below) as a group.
•Section 16 Insiders. Seagate Directors, executive officers and certain other individuals are deemed Section 16 Insiders because they are subject to the reporting provisions and trading restrictions of Section 16 of the Securities Exchange Act of 1934, as amended (the Exchange Act) and the associated rules and regulations set by the Securities and Exchange Commission (SEC). Section 16 Insiders also may be subject to additional trading restrictions, including the disgorgement of any profit earned on short-swing trading (in other words, a non-exempt purchase and sale, or a sale and purchase, of securities within a period of less than six months). Seagate will update its listing of Section 16 Insiders from time to time to reflect the addition, resignation or departure of Directors and designated executive officers.

•Designated Insiders. All employees who are vice president level and above, and other employees, consultants and independent contractors who have frequent access to material nonpublic information concerning Seagate. A Compliance Officer will notify the Designated Insiders that they have been so designated and are subject to trading restrictions, including preclearance requirements.
The Compliance Officers or their designees maintain a list of Management Insiders. If you have any questions about whether you are a Management Insider, please send an email to securities.trading@seagate.com to see if you are on the list.
D.Insider Trading: Insider trading occurs when a person:
(i) uses Material Nonpublic Information to make decisions to purchase, sell or otherwise trade in a company's securities; or
(ii) gives Material Nonpublic Information (called tipping) about a company to others who trade in that company's securities.
The prohibitions against insider trading apply to trading, tipping and making recommendations to trade by virtually any person, including all persons associated with the company, if the information involved is material and nonpublic. The prohibitions also apply regardless of whether the person tipping the Material Nonpublic Information receives anything from or for the use of the information by the other person.
E.Material Nonpublic Information: Material information is any information, positive or negative, that a reasonable investor would be substantially likely to consider important in determining whether to buy, sell, or hold securities or view as significantly altering the total mix of information available in the marketplace about the company as an issuer of the securities.
Information is nonpublic until it has been widely disseminated to the public market and the public has had a chance to absorb and evaluate it. Unless you have seen material information publicly disseminated and a reasonable period of time has elapsed in order to provide the public an opportunity to absorb and evaluate the information, you should assume the information is nonpublic.
It is not possible to list all types of material information, but the following are examples of the types of information that should be treated as material:
•financial forecasts or earnings estimates;
•changes in previously released earnings estimates;
•updates regarding any prior material disclosure that has materially changed;
•unannounced financial results;
•significant merger, acquisition or divestiture proposals or agreements;
•significant customer or vendor contracts;
•the potential gain or loss of a major customer or supplier;
•dividend changes;
•strategic plans;
•major personnel changes, such as changes in senior management or employee layoffs;
•major product launches or announcements;
•development of a significant new product, process or service;
•cybersecurity incident s, such as a data breach;
•regulatory investigations;
•major litigation;
•changes in debt ratings;
•analyst upgrades or downgrades;
•significant governmental investigations;
•the existence of a special blackout period; and
•changes in senior management.

Material Nonpublic Information does not have to directly relate to a company's business. For example, information about the contents of a pending publication in the financial press that is expected to affect the market price of a security could be considered material. This means, if you think the information could affect the price of a security or it could reasonably make you or someone else want to buy or sell the security, you should consider it material. As a rule of thumb, if you think something might be Material Nonpublic Information, it probably is. If you have a question about whether particular information is material or nonpublic, you should consult the Chief Legal Officer.
F.Security and Securities: Shares (common and preferred), share options, stock, warrants, bonds, notes, debentures, convertible instruments, put or call options (i.e., exchange-traded options), or other similar instruments.
G.Trade and Trading: Any purchase, sale or other transaction to acquire, transfer or dispose of securities, including, but not limited to: share option exercises, gifts, sales of shares acquired upon the vesting of share awards or exercise of options, and trades made under an employee benefit plan such as a 401(k) plan. There are no exceptions from insider trading laws or this Policy based on the size of the transaction or the type of consideration received.
3.TRADING RESTRICTIONS FOR ALL INSIDERS
A.Prohibitions on Insider Trading and Tipping Information to Others
Insiders may not:
•purchase or sell (or otherwise trade) securities issued by Seagate, Seagate's competitors, customers or suppliers (including any company with which Seagate has or is pursuing a commercial relationship), or any other company while aware of Material Nonpublic Information concerning Seagate or such other company when that information was obtained through your employment or other involvement with that company;
•disclose any Material Nonpublic Information to persons within the Company whose jobs do not require them to have that information, or outside the Company to other persons unless such disclosure is made in accordance with Seagate's policies regarding the protection or authorized external disclosure of information; or
•make recommendations or express opinions on the basis of Material Nonpublic Information regarding the purchase or sale of any company's securities.
This prohibition against trading on or tipping Material Nonpublic Information applies to all Insiders at all times. You should consult a Compliance Officer whenever you are in doubt.
However, trades may generally be made under a preexisting written plan or arrangement complying with SEC Rule 10b5-1 (a 10b5-1 Plan) that is acknowledged in writing in advance by the Chief Legal Officer or his or her designee. Section 7 below provides more information on 10b5-1 Plan.
B.Other Prohibited Transactions for all Insiders
Seagate considers it inappropriate for Insiders to engage in speculative trades or certain other trading in Seagate securities that may lead to unintentional violations of insider trading laws or create a conflict of interest. Therefore, regardless of whether you know Material Nonpublic Information, Insiders must not engage in any of the following trades in Seagate securities:
•buying or selling options, warrants, puts, and calls or similar instruments;
•short sales (i.e., selling shares that are not owned and borrowing the shares to make delivery) or selling short against
•the box (i.e., the sale of a security with a delayed delivery);
•hedging or similar trades designed to decrease the risks associated with holding Seagate securities (including as part of
•a 10b5-1 Plan); and
•holding Seagate securities in a margin account or pledging Seagate securities as collateral for a loan.
These trades are prohibited because they may:
(i) result in trades taking place when you have Material Nonpublic Information or are otherwise not permitted to trade under the terms of this Policy;
(ii) create an appearance of impropriety if you could profit from poor company performance;
(iii) reflect a short-term or speculative interest in Seagate's securities and create the appearance of impropriety, even where a trade is executed when you do not have Material Nonpublic Information; or

(iv) focus attention on short-term performance at the expense of Seagate's long-term goals. In addition, securities laws relating to derivatives trades are complex, and individuals engaging in derivatives trades may subject themselves to an increased risk of violating securities laws.
4.ADDITIONAL LIMITATIONS ON MANAGEMENT INSIDERS
A.Mandatory Preclearance of Transactions for Management Insiders
Management Insiders must obtain preclearance from a Compliance Officer prior to trading Seagate securities. This is true whether the trade is for the Management Insiders own account, one over which he or she exercises control, or one in which he or she has a financial interest. Preclearance is required not only for trades conducted by Management Insiders, but also for trades conducted by (i) a Management Insider’s Family Member; and (ii) trusts, corporations, and other entities controlled by the Management Insider or the Management Insider’s Family Member (Controlled Entities).
A request for preclearance must be submitted in advance of the proposed trade, state the type and number or amount of securities being traded along with the date of the proposed trade, and confirm that the Management Insider does not have any Material Nonpublic Information. Requests for preclearance must not be made when you are in possession of Material Nonpublic Information.
Management Insiders, their Family Members and Controlled Entities (together, the Management Insider Parties) may only trade after receipt of a notice of preclearance. Management Insider Parties must execute precleared trades within five (5) trading days following the date of the notice of preclearance, but in no event after the expiration of the applicable Window Period. If a preclearance expires before the precleared trade is executed, Management Insiders must submit a new preclearance request and obtain a new preclearance. For purposes of this section, a partial trading day counts towards the five (5) trading days. If a Management Insider becomes aware of Material Nonpublic Information before the precleared trade is executed, the preclearance becomes invalid, and the trade must not be completed.
B.Trading Windows for Management Insiders
Management Insider Parties may only trade Seagate securities after obtaining the required preclearance. Preclearance for trades of Seagate securities will generally be granted only during a Window Period (as defined below).
Seagate has established four Window Periods during the fiscal year. Each Window Period begins on the second trading day after Seagate makes a public news release of its quarterly earnings for the prior fiscal quarter. If Seagate releases earnings before the NASDAQ market opens, that day will count as the first trading day, and the Window Period begins the next trading day. If Seagate releases earnings after the NASDAQ market opens, the next trading day will count as the first trading day and the Window Period begins the following trading day (in other words, the second trading day after earnings were released). The safest period for trading in Seagate securities, assuming the absence of Material Nonpublic Information, is generally the first ten trading days of the Window Period. Each Window Period ends at the close of the NASDAQ market on the twenty-first day prior to the last day of the current fiscal quarter. The Window Period will be deemed closed in accordance with the prior sentence unless specifically changed in a written notice from the Chief Legal Officer, or his or her designee.
After the Window Period ends, Management Insider Parties may not (i) purchase or otherwise acquire, transfer, or sell or otherwise dispose of any Seagate securities except under a 10b5-1 Plan established during an open Window Period and acknowledged by the Chief Legal Officer in advance (see Section 7 below), or (ii) submit any preclearance request for any trades until the following Window Period.
Subject to the prohibitions on trading on or tipping Material Nonpublic Information in Section 3.A., Management Insider Parties may only gift Seagate securities during a Window Period and after obtaining a Compliance Officer s approval under this Policy.
Window Periods and obtaining preclearance for trades are Seagate compliance requirements and do not constitute a legal right to trade in Seagate's securities. The prohibition against trading on or tipping Material Nonpublic Information applies at all times, even during a Window Period and even if you obtained a preclearance. You should consult a Compliance Officer whenever you are in doubt.
Please use the following link to submit all pre-clearance requests: Pre-Clearance Form

5.EXCEPTIONS TO TRADING PROHIBITIONS FOR ALL INSIDERS
This Policy's prohibitions on trading do not apply to:
•the transfer of securities to an entity that involves a simple change in the way you own the securities (for example, to an inter vivos trust of which you are the sole beneficiary during your lifetime), provided you give written notice to, and the transfer is approved by, the Chief Legal Officer;
•the transfer of securities that is mandated by divorce decree or settlement agreement and is not in satisfaction of a cash obligation;
•any exercise of a tax withholding right where you have elected to have Seagate withhold shares;
•the purchase of shares through Seagate's employee share purchase plan (see Section 6. C below); however, this exception does not apply to subsequent sales of the shares;
•receipt and vesting of stock options, restricted stock units, restricted stock or other equity compensation awards from Seagate;
•trades made under a valid 10b5-1 Plan (see Section 7 below); and
•exercises of stock options through an exercise-and-hold trade where the exercise price is paid in cash or by check and there is no other associated market activity.
6.ADDITIONAL RESTRICTIONS ON ALL INSIDERS
A.Special Blackout Periods
From time to time, Seagate may impose a special blackout period, or suspend trading, in Seagate securities on certain Insiders because of developments that have not yet been disclosed to the public. These Insiders may not trade in Seagate securities while the special blackout period is in effect or disclose to others (including other Insiders) the fact that a special blackout period is in effect. Although these special blackout periods may often arise because Seagate is involved in a confidential transaction or matter, they may be declared for any reason. If Seagate imposes a special blackout period on you, a Compliance Officer will notify you when the special blackout period begins and ends. You must treat the declaration of a special blackout period as confidential information.
B.Restrictions Following Termination of Employment or Service
This Policy will continue to apply to you for a period of time after your employment with or service to Seagate terminates. The securities laws apply at all times regardless of whether you are employed with or providing services to Seagate. If you are in possession of Material Nonpublic Information, you must not trade in securities until that information has become public or is no longer material, regardless of whether your employment or service has terminated.
If you are a Management Insider, upon termination of your employment with or service to Seagate, you are no longer required to engage in trades in Seagate securities exclusively during a Window Period, but all other aspects of this Policy (including mandatory preclearance of any trades in Seagate securities) shall apply until the later of (i) the commencement of the Window Period following the public release of earnings for the fiscal quarter in which your employment with or service to Seagate terminates; or (ii) the beginning of the second market trading day after the earlier of (a) the public disclosure of any Material Nonpublic Information you know, or (b) such time as any Material Nonpublic Information you know is no longer material. If you have any questions about whether you are permitted to trade, you should consult the Chief Legal Officer.
C.Note on Employee Share Purchase Plan (ESPP) Shares
All Insiders may participate in Seagate's ESPP to purchase Seagate shares, however, such shares must not be sold at a time when you have Material Nonpublic Information. In addition, Management Insiders may not sell any ESPP shares outside of a Window Period.
7.ADOPTION OF 10B5-1 TRADING PLANS
Rule 10b5-1 under the Exchange Act (Rule 10b5-1) provides a defense against an allegation of insider trading if you adopt a written plan for trading securities (10b5-1 Plan), provided that the 10b5-1 Plan meets the following requirements:
A.Conditions to Adopt the Plan
The 10b5-1 Plan may only be adopted at a time when:
a.you are not aware of any Material Nonpublic Information;

b.you are not subject to a quarterly, special, or other trading blackout; and
c.you do not have another Plan in effect (subject to limited exceptions).
The 10b5-1 Plan must be entered in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, and you must act in good faith with respect to the 10b5-1 Plan.
B.Plan Documentation and Approval
If you wish to set up a 10b5-1 Plan, please first consult with your stockbroker and your personal legal advisor. All documentation for the 10b5-1 Plan is provided by your stockbroker. Your 10b5-1 Plan documents must meet these requirements:
•The 10b5-1 Plan must be in writing and signed by you.
•The 10b5-1 Plan must include representations that, on the date of adoption of the 10b5-1 Plan, you are: (a) not aware of Material Nonpublic Information about the securities or Seagate; and (b) you are adopting the 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.
•The 10b5-1 Plan must terminate upon the earlier of its expiration and the last trade. This requirement is to avoid having an active plan in place where no outstanding trades remain under such plan.
While not required, in order to help ensure compliance with applicable securities laws it is recommended that the length of a 10b5-1 Plan be no shorter than 6 months and no longer than 2 years.
The 10b5-1 Plan may not be adopted unless (a) it is acknowledged by the Chief Legal Officer or her designee in writing, by way of signature on the plan documents, and (b) if you are subject to mandatory preclearance under Section 4 of this Policy, your proposed trades are precleared by the Chief Legal Officer or her designee.
A request for acknowledgement, and, if you are subject to mandatory pre-clearance, a request for pre-clearance of a 10b5-1 Plan, must be submitted at least five (5) business days in advance of the date you intend to enter into the 10b5-1 Plan. You may only request acknowledgment of and enter into a 10b5-1 Plan at a time when you meet the requirements under A. Conditions to Adopt the Plan.
C.Cooling-Off Period
A cooling-off period is the time between the adoption of a 10b5-1 Plan and the execution of a first trade under such plan. The first trade under your 10b5-1 Plan may not occur until the expiration of the cooling-off period set forth below.
Section 16 Insiders: The cooling-off period expires on the later of
(a)90 calendar days after the adoption of the 10b5-1 Plan, and
(b)two business days after the filing by Seagate of its financial results on a Form 10-Q or Form 10-K for the completed fiscal quarter in which the 10b5-1 Plan was adopted, provided that the maximum cooling-off period under this sub-paragraph (b) is 120 calendar days.
All other Insiders: The cooling-off period is 30 days after the adoption of the 10b5-1 Plan, provided that the first trade may not occur within the three weeks prior to public news release of the Company's quarterly earnings for the prior fiscal quarter earnings or within the one day following such public news release.
D.One Plan in Effect at Any Time
You may have only one 10b5-1 Plan in effect at any time, except as permitted by Rule 10b5-1 and as approved by the Chief Legal Officer.
E.Restrictions on Trading Outside of a 10b5-1 Plan
You may trade in Seagate securities outside of a 10b5-1 Plan, subject to the following restrictions, in addition to the Trading Restrictions for all Insiders (Section 3 above) and Additional Limitations on Management Insiders (Section 4 above):
•You may not trade outside of a 10b5-1 Plan if such trades constitute opposite way (e.g., an open market purchase followed by a sale of the same securities) or hedging transactions;
•If you have an active 10b5-1 Plan and you wish to trade outside of that plan, you must seek pre-clearance from the Chief Legal Officer at least five (5) business days in advance of the date you intend to trade outside of a 10b5-1 Plan.
These restrictions do not apply to transactions that constitute Exceptions to Trading Prohibitions For All Insiders (Section 5 above) and bona fide gifts upon approval by the Chief Legal Officer.

Please note that you may only trade Seagate securities outside of a 10b5-1 Plan if such securities are not already under such plan. You should be aware that trades outside a 10b5-1 Plan do not benefit from the affirmative defense under Rule 10b5-1. In addition, you should confirm with your broker that your 10b5-1 Plan allows for trades outside of such plan.
F.Modification
Any modification or change to the amount, price, or timing of transactions under the 10b5-1 Plan (Modification) is deemed a simultaneous early termination of such 10b5-1 Plan and an adoption of a new 10b5-1 Plan, and therefore, must comply with both the early termination (Section 7. G below) and adoption conditions (Section 7.A above) for a 10b5-1 Plan, including a new cooling-off period. You must submit any requests for Modification under an existing 10b5-1 Plan to the Chief Legal Officer at least five (5) business days prior to any such Modification. In addition, you are advised to exercise caution and consult with your personal legal advisor prior to a modification of an existing 10b5-1 Plan.
G.Early Termination
Your plan documents must structure your 10b5-1 Plan to terminate upon the earlier of its expiration and the last trade under such plan. The termination of an existing 10b5-1 Plan prior to its scheduled termination date is deemed an early termination of such plan and triggers a new cooling-off period, during which you may not trade in Seagate s securities, and then, only in accordance with this Policy.
You must notify the Chief Legal Officer within five (5) business days prior to any early termination or suspension of trading under an existing 10b5-1 Plan. In addition, you are advised to exercise caution and consult with your personal legal advisor prior to the early termination of an existing 10b5-1 Plan.
H.Limit on Single-Trade Plans
You may adopt a 10b5-1 Plan designed to cover a single trade only once in any rolling 12-month period, except as permitted by Rule 10b5-1. A single trade means a Rule 10b5-1 plan designed to effect the purchase or sale of the total amount of securities in a single transaction.
I.Amendments and Waivers to Guidelines
Seagate has authority to require the suspension or cancellation of your 10b5-1 Plan at any time.
J.Grandfathered Plans
Any 10b5-1 Plans adopted or modified prior to February 27, 2023 (the Effective Date) are permitted to continue in place until all trades are executed thereunder or they expire by their terms (Grandfathered Plans). If you undertake a Modification of a Grandfathered Plan on or after the Effective Date, then the Modification must meet all the requirements of a new 10b5-1 Plan as set forth herein.
K.Compliance with Laws
All transactions under the 10b5-1 Plan must be in accordance with applicable law. The 10b5-1 Plan (including any Modification) must meet such other requirements as the Chief Legal Officer may determine.
The SEC rules regarding 10b5-1 Plans are complex and must be complied with entirely. The description in this Section 7 is only a summary, and Seagate strongly advises that you consult with your personal legal advisor if you intend to adopt, modify, or terminate early a 10b5-1 Plan. While 10b5-1 Plans are subject to review and acknowledgement by the Chief Legal Officer, you are ultimately responsible for making sure your 10b5-1 Plan complies with Rule 10b5-1 and with this Policy.
8.POLICY COMPLIANCE, INTERPRETATION AND AMENDMENTS
All Seagate Insiders are required to comply with this Policy and the securities laws. Any violation may result in immediate dismissal and serious civil and criminal penalties. You should direct any questions on this Policy to a Compliance Officer. You should not try to resolve any uncertainties on your own.
The Compliance Officers, individually or jointly, are responsible for interpreting and updating this Policy as required and may authorize deviations in the procedures in this Policy, provided that those deviations are consistent with the stated purpose of this Policy and applicable securities laws. Any deviations must be confirmed in writing. Compliance with this Policy or any approved deviations should not be considered a safe harbor, and all Insiders should comply with insider trading and other securities laws and use good judgment at all times.
Seagate is committed to continuously reviewing and updating its policies, and Seagate therefore reserves the right to amend this Policy at any time, for any reason, subject to applicable law. Any material amendment to the terms of this Policy must be approved by the Chief Legal Officer.